Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

May 1, 2025

Aaron Brodsky, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:        Venerable Variable Insurance Trust (File Nos. 811-23910 and 333-274984)

Dear Mr. Brodsky:

On behalf of Venerable Variable Insurance Trust (the “Trust”), this letter responds to follow up comments regarding post-effective amendment no. 2 to the Trust’s registration statement on Form N-1A, which was filed on February 13, 2025, to register three new series of the Trust. For your convenience, set forth below are your comments followed by the Trust’s responses.

1.	With respect to comment/response 3 in the correspondence dated April 22, 2025, please revise the disclosure to make clear that derivatives will be used as a substitute for investing in equities rather than for hedging or some other purpose.

Response: The Trust represents that the disclosure has been revised as requested.

2.	With respect to comment/response 18 in the correspondence dated April 22, 2025, please clarify in the disclosure whether the funds will make their own country risk determination or rely on a third party determination.

Response: The Trust represents that a clarifying edit has been made as requested.

3.	With respect to comment/response 23 in the correspondence dated April 22, 2025, please remove “endeavor to” from the disclosure.

Response: The Trust represents that “endeavor to” has been removed and, as discussed with the staff, “known or should be known to the fund” has been added to the disclosure.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

4.	With respect to comment/response 12 in the correspondence dated April 22, 2025, please remove “generally” from the new disclosure or explain under what circumstances the fund would not invest as apportioned in the index.

Response: The Trust represents that “generally” has been removed and, as discussed with the staff, “plus or minus 5%” has been added to the disclosure.

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If you have any questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc:	Kristina Magolis, Venerable Variable Insurance Trust

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